FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 8, 2004

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item

1.	Press release entitled, "ABN AMRO announces changes of responsibilities in the
Managing Board", dated November 6, 2003.
2.	Press release entitled, "ABN AMRO completes the sale of its US based Prime
Brokerage Unit to UBS", dated December 8, 2003.
3.	Press release entitled, "ABN AMRO's acquisition of BethmannMaffei further strengthens its private banking position in Germany", dated December 10, 2003.
4.	Press release entitled, "ABN AMRO looks to sell its US Professional Brokerage Unit
Merrill Lynch", dated December 31, 2003.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: January 8, 2004	By:	/s/ C.H.A. Collee

		Name:	Mr C.H.A. Collee
		Title:	Member of the Managing Board

	By:	/s/ H. Duijn

		Name:	Mr H. Duijn
		Title:	Secretary Managing Board

Item 1

Amsterdam, 6 November 2003

ABN AMRO announces changes of responsibilities in the Managing Board

ABN AMRO today announced a number of changes in the allocation of responsibilities within the Managing Board. The constituents of the Managing Board remain as before, however (Strategic) Business Units responsibilities have been realigned. The new allocation of responsibilities aims to increase the focus of the Managing Board on the Group as a whole in order to maximise the synergies between the SBUs. It does not change the bank’s core structure of three SBUs.

After having co-led the successful restructuring of Wholesale Clients which is now largely complete, Hugh Scott-Barrett will be appointed Chief Operating Officer (COO) in the Managing Board. He will consequently no longer have responsibilities for WCS. As COO, he will be responsible for Group Shared Services (GSS).

Group Shared Services will be established to create cost savings through consolidation and standardisation. Furthermore, GSS will focus on further exploiting new market solutions for support services with the aim to achieve better products and services for our clients at lower costs.

Hugh Scott-Barrett will also be responsible for a number of group functions related to strategy and performance management.

Dolf Collee takes over the responsibility for the BU Brazil from Joost Kuiper, who remains responsible for the BUs North America and the Netherlands.

Wilco Jiskoot, responsible for the SBU Wholesale Clients, will take over Dolf Collee’s responsibility for Asset Management.

In summary, the new portfolio structure of the Managing Board is:

Rijkman Groenink	Chairman
Tom de Swaan	Chief Financial Officer
Hugh Scott-Barrett	Chief Operating Officer
Joost Kuiper	Consumer & Commercial Clients (Netherlands, North America)
Dolf Collee	Consumer & Commercial Clients (Brazil, New Growth Markets),
Private Clients
Wilco Jiskoot	Wholesale Clients, Asset Management

Furthermore, the Managing Board has decided to create a group committee to focus on the highest value strategic and operating issues, as well as further realising cross-SBU synergies. Together with the Managing Board, eight business representatives will form this Group Business Team:

Norman Bobins	CEO BU North America
Jan Peter Schmittmann	CEO BU Netherlands
Fabio Barbosa	CEO BU Brazil
Lex Kloosterman	CEO Private Clients / New Growth Markets
Piero Overmars	WCS
Alexandra Cook-Schaapveld	WCS
Huibert Boumeester	CEO Asset Management
Maurice Oostendorp	CEO Group Shared Services

The structural changes will become effective immediately and the establishment of Group Shared Services per 1 January 2004.

Enquiries:

ABN AMRO press relations ABN AMRO investor relations	+31 20 6288900 +31 20 6287835

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Item 2

New York/Amsterdam, 8 December 2003

ABN AMRO completes the sale of its US based Prime Brokerage Unit to UBS

ABN AMRO today announced that it had completed the sale of its US based Prime Brokerage Unit to UBS. The transaction, first announced in September 2003, had been the subject of various closing conditions and regulatory approvals, which have now been finalised.

The sale is part of ABN AMRO’s strategy to focus resources on core activities within WCS and to ensure our product offering is fully aligned with our client led model.

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Press contacts:
+ 31 20 6288900

Note to Editors:

Netherlands-based ABN AMRO is a leading international bank with total assets of approx. EUR 597 bn. It has over 3,000 branches in 66 countries and territories, and has a staff of about 105,000 full time equivalents worldwide. ABN AMRO is listed on the Euronext, London and New York stock exchanges.

ABN AMRO operates through three Strategic Business Units, each responsible for managing a distinct client segment. Wholesale Clients provides integrated corporate and investment banking services to corporate, institutional and public sector clients worldwide. Consumer & Commercial Clients focuses on retail and SME clients in three home markets – the Netherlands, the US and Brazil and in a number of selected growth markets. Private Clients & Asset Management provides private banking services to wealthy clients and investment products to financial intermediaries and institutional clients.

ABN AMRO's Wholesale Clients Strategic Business Unit provides integrated corporate and investment banking solutions to around 10,000 corporate, institutional and public sector clients in over 45 countries. Its client-led approach is sector based and structured around four product clusters: Financial Markets, which includes fixed income, syndicated loans, treasury, structured and project finance and risk management; Working Capital, which offers liquidity management, global payments and receivables and trade finance; Corporate Finance & Equities, providing corporate advisory as well as equity capital markets expertise and secondary market services; and Private Equity. With a global network, specialists in all major industry sectors and a broad range of products, ABN AMRO provides local and global expertise for complex cross-border deals.

Item 3

Amsterdam, Münich, 10 December 2003

ABN AMRO's acquisition of BethmannMaffei further strengthens its private banking position in Germany

ABN AMRO has agreed to acquire the private bank BethmannMaffei from Hypovereinsbank (HVB), for EUR 110 million in cash. The acquisition will bring the total of ABN AMRO’s German private banking assets under administration to over EUR 10 billion. BethmannMaffei will be merged with Delbrück & Co, ABN AMRO’s current platform in the German private banking market. The merged entity will operate under the name of Delbrück BethmannMaffei. The transaction is expected to be completed by the end of January 2004 and will be subject to regulatory approval.

In terms of geographical coverage, BethmannMaffei will considerably reinforce ABN AMRO’s private banking presence in Frankfurt and Münich. In addition to Delbrück's well-established presence in the north and west of Germany, BethmannMaffei will also provide the combined entity with access to the south of the country. In terms of clients and assets, Delbrück BethmannMaffei will be one of the best-positioned purely private banks in Germany. The combined experience in financial services of Delbrück (founded in 1712) and BethmannMaffei (founded in 1748) dates back further than any other party in the German market. BethmannMaffei will contribute its specific expertise in discretionary portfolio management and investment advice to the new entity .

The acquisition of BethmannMaffei marks a further step in ABN AMRO’s strategy to establish a significant private banking network in Europe. It currently has leading positions in the private banking markets in France (Banque NSMD, Banque OBC) and the Netherlands and a strong presence in Switzerland, Belgium and Luxembourg.

The 3 managing partners of BethmannMaffei as well as the 3 managing directors of Delbrück will join the board of directors of the combined entity. It will therefore consist of Rüdiger von Wedel (Chairman), Horst Schmidt (Deputy Chairman), Peter F. Aarts, Walter Huber, Christoph Rommel and Jürgen Vater.

As Lex Kloosterman, CEO of ABN AMRO’s private banking activities, commented, ”We are delighted to welcome the clients and staff of BethmannMaffei to ABN AMRO. This acquisition represents a further strengthening of our market position in Europe's most attractive growth market for private banking. BethmannMaffei's highly experienced management and staff will further enhance our expertise in private banking in Germany. The acquisition ties in with our strategy of seeking to acquire companies with well-established, local brand names and high levels of expertise in financial services. ABN AMRO will fully support Delbrück BethmannMaffei in providing additional services and products to clients.”

Rüdiger von Wedel of Delbrück & Co said, “The long tradition of the BethmannMaffei brand and the expertise and professionalism of its employees, as well as its geographical base, make the bank a perfect fit with Delbrück & Co.”

Horst Schmidt of BethmannMaffei said, "We are pleased to join one of the largest private banking networks in Europe. Being supported by the global expertise that is available in such a network, we will be able to extend the value of our wealth management proposition even further."

-.-.-.-

Press contacts:
ABN AMRO: +31 20 628 8900

ABN AMRO Private Banking
ABN AMRO is a leading player in the private banking markets in the Netherlands and France, and also has strong positions in Germany, Luxembourg, Switzerland and Belgium. ABN AMRO Private Banking is one of the top ten providers of private banking services, with EUR 100 billion of assets under administration as at 30 September 2003.

Delbrück & Co
Delbrück & Co is one of the oldest private banks in Germany, with a history dating back almost 300 years. The bank has been part of ABN AMRO since December 2002. The new Delbrück & Co was established in September 2003. Delbrück & Co. has its headquarters in Frankfurt and has branches in Aachen, Berlin, Dortmund, Düsseldorf, Hamburg, Cologne and Münich. Delbrück & Co employs around 267 employees and had EUR 5.2 billion of assets under administration as at 30 September 2003.

BethmannMaffei
BethmannMaffei is the result of the merger between the Frankfurt-based Bethmann and the Münich-based Maffei on 1 January 2003. The organisation specializes in advising wealthy private customers on financial and real estate investments. It employs around 210 staff at four locations (Frankfurt, Münich, Nürnberg and Stuttgart). It had EUR 5.4 billion of assets under administration as at 30 September 2003.

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Item 4

Amsterdam/New York, 31 December 2003

ABN AMRO looks to sell its US Professional Brokerage Unit to Merrill Lynch

ABN AMRO today announced that it had reached an agreement in principle to sell its US based Professional Brokerage business to Merrill Lynch & Co.

Under the agreement Merrill Lynch would acquire ABN AMRO’s Professional Brokerage business, which provides securities clearing, trade execution and operational support services to participants in the US options and securities markets.

While both parties look to sign contracts confirming the agreement in January 2004, the agreement is subject to final documentation. If an agreement is signed, the transaction will be subject to the usual closing conditions and regulatory approvals, with finalisation expected by the end of the second quarter, 2004.

The bank does note that:

"This decision has been taken as part of our strategy to focus increased resources on a more limited range of core activities within Wholesale Clients (WCS) and to ensure our product offering is fully aligned with our client led model.

“As we believe that this is a strategic decision and a key element in focussing our products to suit our chosen clients, if an agreement cannot be reached, ABN AMRO will consider restructuring the business.”

The sale or restructuring of this business will involve associated costs. These costs will be offset by the gains from the sale of the Bank's US Prime Brokerage business, therefore the sale or restructuring is expected to have no impact on the group for 2003.

No further financial, staff or logistical details of the transaction will be provided at this point in time.

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Press enquiries: Steven Blaney, +44 20 7678 8244
Investor Relations: +31 20 628 7835